SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For August 11, 2010
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on August 11, 2010.

CORPORATE COMMUNICATIONS

PRESS RELEASE	11 August 2010
ING posts 2Q underlying net profit of EUR 1,202 million
•	2Q underlying net profit rises to EUR 1,202 million from EUR 212 million in 2Q2009 and EUR 1,018 million in 1Q2010
•	Net profit increases to EUR 1,090 million from EUR 71 million in the same quarter last year

•	Divestments and special items total EUR -112 million for the second quarter

•	Net profit per share increases to EUR 0.29 versus EUR 0.03 in 2Q2009

•	Return on IFRS equity climbs to 11.7% for the first half of 2010

•	First-half underlying net profit increases to EUR 2,220 million from EUR -23 million in 1H2009
•	Bank 2Q underlying profit before tax EUR 1,613 million vs. EUR -186 million in 2Q2009 and EUR 1,278 million in 1Q2010
•	Income continues to increase, supported by volume growth at healthy margins and lower negative market impacts

•	Cost/income ratio improves to 52.6%, approaching ambition of 50% by 2013

•	Addition to loan loss provisions declined further to EUR 465 million or 55 bps of average risk-weighted assets

•	Volumes increase: funds entrusted up EUR 13.6 billion, mortgage production EUR 6.1 billion, midcorps and SME up EUR 2.4 billion
•	Insurance 2Q underlying result before tax EUR -115 million vs. EUR 242 million in 2Q2009 and EUR 269 million in 1Q2010
•	Operating result increases slightly from 1Q2010 but declines to EUR 419 million from EUR 482 million in 2Q2009

•	Underlying result impacted by EUR -521 million DAC unlocking in US, mainly on closed block, as equity markets decline

•	New sales increase 22.2% from year earlier, excluding FX and closed blocks, driven by Asia, US and Latin America
•	Shareholders’ equity increases by EUR 3.4 billion to EUR 41.6 billion or EUR 11.02 per share
•	Bank core Tier 1 ratio improves to 8.6%, well above the 7.5% target

•	Insurance Groups Directive Solvency I ratio improves to 267%

•	Group debt/equity ratio improves to 11.3% and FiCo ratio increases to 167%

•	ING will not pay an interim dividend over the first half of 2010
CHAIRMAN’S STATEMENT
“ING continued to build earnings momentum in the second quarter, particularly at the banking business, as commercial growth gained pace and market conditions further improved,” said Jan Hommen, CEO of ING Group. “The underlying net profit for the Group increased to EUR 1,202 million in the second quarter, up from EUR 212 million a year earlier when markets were more volatile. Underlying earnings also continued their upward trend compared with the strong first quarter, increasing 18% from EUR 1,018 million, despite concerns about economic recovery in the eurozone that dominated markets during the quarter.”
“Sovereign risk concerns, combined with fear of a ‘double dip’ scenario, had a significant impact on interbank markets in the euro area as well as on equity markets worldwide. The sharp decline in equity markets in the quarter severely impacted the results of our US insurance operations. However, the bank continued to benefit from its strong liquidity and funding profile, with lending growth funded entirely by customer deposits, and refinancing of long-term funding already completed for the year.”
“The Bank led the earnings improvement as commercial growth remained robust and negative market impacts continued to decline. Interest income was stable as margins on savings and lending remained healthy and volume growth picked up, offsetting a small decline from Financial Markets. Provisions for loan losses continued to trend lower as the US housing market stabilised and lower provisions were taken in Commercial Banking. However risk costs in the Benelux mid-corporate and SME segments remain elevated, reflecting a still weak economic environment. Efficiency at the bank improved further, reflecting the significant cuts made last year, and the cost/income ratio declined to 52.6%, approaching the target of 50% for 2013.”
“The measures taken over the past six quarters to strengthen our balance sheet have reduced vulnerability to market shocks. ING Bank comfortably passed the European Union’s stress test last month, and we are pleased that the increased disclosure from the industry appears to have helped stabilise markets and restore confidence in the sector. We also welcome the increased clarity around changes under Basel III, and the bank is well positioned for this new regulatory environment, with a healthy liquidity position and funding mix.”
“The decline in equity markets impacted underlying results from Insurance, particularly on the closed block in the US, however the operating profit from Insurance increased slightly from the first quarter. Compared with the second quarter last year, operating results were lower as investment margins remained under pressure in the low interest rate environment. Administrative expenses increased, due in part to investments to support growth initiatives and business improvement programmes. Insurance sales momentum continued, resulting in an increase of 22.2%, excluding currency effects and the closed blocks in Japan and the US.”
“Our commercial growth in the second quarter demonstrates the dedication of our employees and the resilience of both our banking and insurance franchises during a period of economic uncertainty as we strive to improve our service and put our customers at the centre of everything we do. Following the significant cost cuts achieved last year, we have shifted our focus to achieving operational excellence to secure a sustainable cost advantage in both the Bank and the Insurer.”
“We continue to work towards the operational separation of our Banking and Insurance operations, with the aim to have the businesses operating on an arm’s-length, stand-alone basis by the end of this year. Good progress was made in the second quarter. We currently have 1,100 projects underway worldwide, with separation costs estimated at EUR 110-150 million for 2010, of which EUR 30 million was taken in the first half. At the same time we are working to improve the performance of the Insurance business, while reviewing our options so we will be ready to act when markets are favourable.”

KEY FIGURES
Group

	2Q2010	2Q2009	Change	1Q2010	Change	1H2010	1H2009	Change

Profit and loss data (in EUR million)
Underlying result before tax	1,498	56	n.a.	1,547	-3%	3,044	-129
Underlying net result	1,202	212	467%	1,018	18%	2,220	-23
Divestments and special items	-112	-141		305		195	-699
Net result	1,090	71	n.a.	1,326	-18%	2,416	-722

Balance sheet data (end of period, in EUR billion)
Total assets				1,236	3%	1,273	1,188	7%
Shareholders’ equity				38	9%	42	22	87%

Capital ratios (end of period)
ING Group debt/equity ratio				11.8%		11.3%	13.5%
Bank core Tier 1 ratio				8.4%		8.6%	7.3%
Insurance IGD Solvency I ratio				261%		267%	257%

Share information
Net result per share (in EUR)1)	0.29	0.03	n.a.	0.35	-17%	0.64	-0.36
Shareholders’ equity per share (end of period, in EUR)				10.10	9%	11.02	10.99	0%
Shares outstanding in the market (average over the period, in milion)	3,783	2,024	87%	3,785	-0%	3,783	2,024	87%

Other data (end of period)
Underlying return on equity based on IFRS equity	12.0%	4.1%		11.3%		11.7%	-0.2%
Employees (FTEs, end of period)				105,140	1%	105,831	108,317	-2%

1)	Result per share differs from IFRS Earnings per share in respect of attributions to the Core Tier 1 securities and for 2009 the recalculation of the number of outstanding shares due to the rights issue.
Banking operations

	2Q2010	2Q2009	Change	1Q2010	Change	1H2010	1H2009	Change

Profit and loss data (in EUR million)
Interest result	3,247	3,165	3%	3,254	-0%	6,501	6,188	5%
Total underlying income	4,384	2,900	51%	4,176	5%	8,560	6,663	28%
Operating expenses	2,307	2,269	2%	2,401	-4%	4,708	4,581	3%
Addition to loan loss provision	465	817	-43%	497	-6%	962	1,498	-36%
Underlying result before tax	1,613	-186		1,278	26%	2,890	583	396%

Key figures
Interest margin	1.36%	1.31%		1.42%		1.39%	1.24%
Underlying cost/income ratio	52.6%	78.2%		57.5%		55.0%	68.8%
Underlying risk costs in bp of average RWA	55	96	-43%	59	-7%	57	88	-35%
Risk-weighted assets (end of period, in EUR billion, adjusted for divestm.)				333	3%	344	344	0%
Underlying return on equity based on IFRS equity	14.3%	-0.2%		11.7%		13.0%	4.3%
Underlying return on equity based on 7.5% core Tier 1 1)	18.7%	-1.6%		14.9%		16.8%	3.5%

1)	Underlying after-tax return divided by average equity based on 7.5% core Tier 1 ratio (annualised)
Insurance operations

	2Q2010	2Q2009	Change	1Q2010	Change	1H2010	1H2009	Change

Margin analysis (in EUR million)
Investment margin	367	356	3%	329	12%	696	654	6%
Fees and premium-based revenues	1,212	1,055	15%	1,200	1%	2,412	2,136	13%
Technical margin	177	300	-41%	182	-3%	360	473	-24%
Income non-modelled life business	30	25	20%	32	-6%	62	52	19%

Life & ING IM operating income	1,787	1,737	3%	1,744	2%	3,530	3,315	6%

Administrative expenses	798	722	11%	757	5%	1,555	1,464	6%
DAC amortisation & trail commissions	428	387	11%	434	-1%	861	799	8%

Life & ING IM expenses	1,226	1,109	11%	1,191	3%	2,417	2,262	7%

Life & ING IM operating result	561	628	-11%	552	2%	1,114	1,053	6%

Non-life operating result	69	70	-1%	48	44%	117	104	13%
Corporate Line operating result	-212	-216		-185		-397	-420

Operating result	419	482	-13%	415	1%	834	737	13%

Non-operating items	-534	-239		-146		-680	-1,449

Underlying result before tax	-115	242	-148%	269	-143%	154	-712

Key figures
Administrative expenses / operating income (Life & ING IM)	44.7%	41.6%		43.4%		44.1%	44.2%
Life general account assets (end of period, in EUR billion)				153	9%	167	144	16%
Investment margin / life general account assets 1) (in bps)	83	101		84
ING IM Assets under Management (end of period, in EUR billion)				362	4%	376	322	17%
Underlying return on equity based on IFRS equity 2)	1.1%	8.9%		3.0%		2.0%	-9.3%

1)	Four-quarter rolling average

2)	Annualised underlying net result is adjusted for the after-tax allocated cost of Group core debt injected as equity into Insurance by the Group

Note:	Underlying figures are non-GAAP measures and are derived from figures according to IFRS-EU by excluding impact from divestments and special items.

CONSOLIDATED RESULTS
ING Group posted an underlying net profit of EUR 1,202 million in the second quarter, up from EUR 212 million in the same quarter last year and EUR 1,018 million in the first quarter. Market conditions improved and the Bank continued to benefit from healthy interest margins, lower loan loss provisions and cost reductions. The operating results for Insurance rose slightly from the first quarter, but underlying results were affected by a write-down of deferred acquisition costs in the US due to the sharp decline of equity markets in the second quarter. The net profit for the Group was EUR 1,090 million, which included EUR -112 million from divestments and special items. The underlying net return on equity rose to 11.7% for the first half of 2010.
UNDERLYING NET RESULT (in EUR million)
Volumes continued to increase during the quarter in both Banking and Insurance. In Banking, funds entrusted grew by EUR 13.6 billion (excluding currency effects). Net mortgage production picked up compared with the first quarter, reaching EUR 6.1 billion in the second quarter. Other lending increased by EUR 2.4 billion, mainly due to midcorporate and SME clients in the Benelux. Demand for commercial lending remained subdued, reflecting the still fragile economic recovery. Excluding currency effects and the closed blocks in the US and Japan, Insurance sales advanced 22.2%, driven by Asia, the US and Latin America.
Negative market impacts diminished compared with the second quarter last year, particularly in the Bank. However, Insurance results were affected by the sharp decline in equity markets during the quarter. Credit losses and impairments on debt securities were EUR 191 million versus EUR 481 million in the second quarter last year and EUR 181 million in the previous quarter. Negative revaluations on real estate investments declined to EUR 58 million from EUR 584 million in the second quarter last year and were roughly in line with EUR 52 million in the first quarter as property markets showed signs of stabilising. Impairments on real estate development projects declined to EUR 84 million from EUR 151 million in the first quarter of 2010, but they increased from EUR 54 million in the second quarter of 2009. Equity market declines resulted in a DAC unlocking charge in the US of EUR –521 million in the second quarter versus a positive DAC unlocking of EUR 176 million in the second quarter last year.
Banking
ING’s banking results continued to improve in the second quarter, driven by volume growth at attractive margins, lower risk costs and cost containment. The underlying result before tax increased to EUR 1,613 million from EUR 1,278 million in the first quarter and a loss of EUR 186 million in the second quarter last year, when market-related impacts were substantial. The underlying return on equity for the bank increased to 13.0% in the first half, or 16.8% based on a 7.5% core Tier 1 ratio.
Total underlying income jumped 51.2% compared with the second quarter of 2009 and rose 5.0% from the first quarter of 2010. This was driven by higher interest results, higher commission income and positive market impacts versus significant negative market impacts in the second quarter of last year. Impairments on debt and equity securities and negative revaluations on real estate continued to diminish and were more than offset by capital gains on the sale of bonds and equities and positive fair value changes on part of ING Bank’s own Tier 2 debt.
The interest result increased 2.6%, mainly due to higher margins and growth in client balances. The total interest margin was 1.36%, up five basis points compared with the second quarter of 2009 but down six basis points from the first quarter, driven largely by lower interest results in Financial Markets. Margins on lending and savings remained stable.
Efficiency continued to improve, reflecting ongoing cost containment following last year’s significant cuts. Underlying operating expenses edged up 1.7% to EUR 2,307 million. Excluding currency effects and impairments on real estate development projects, expenses fell 2.6% from the second quarter last year. The cost/income ratio improved to 52.6%, or 51.8% excluding market-related impacts.
Risk costs continued to decline towards more normalised levels; this was mainly driven by improvements in Structured Finance, Real Estate Finance and the US mortgage book. Meanwhile, provisions remained elevated for mid-corporate and SME clients in the Benelux. ING Bank added EUR 465 million to the loan loss provisions in the second quarter, down from EUR 817 million in the second quarter of 2009 (adjusted for divestments) and EUR 497 million in the first quarter of 2010. Risk costs amounted to 55 basis points of average risk-weighted assets. In the coming quarters, ING expects net provisions to remain at around the level seen in the first half of 2010.
The underlying result before tax of Retail Banking more than tripled to EUR 944 million compared with the same quarter last year. It was up 8.9% from the first quarter, driven by strong income growth on higher margins across the Retail activities and lower impairments at ING Direct USA. The result of Retail Netherlands surged 77.1% to EUR 356 million and was on par with the strong first-quarter results, reflecting an improved margin on savings and lower operating expenses following the cost-savings initiatives taken in 2009. Retail Belgium’s result declined to EUR 140 million from EUR 189 million in the second quarter last year and from EUR 174 million in the first quarter of 2010. This was mainly due to a lower interest result as reinvestment returns declined in the current low interest rate environment. ING Direct posted an underlying profit before tax of EUR 406 million, up from EUR 269 million in the first quarter and a loss of EUR 175 million in the second quarter last year. This improvement was driven by higher interest results, lower impairments, and lower loan loss provisions on the US mortgage portfolio. Retail Central Europe posted a profit of EUR 27 million, down from EUR 46 million in the second quarter last year and EUR 45 million in the first quarter of 2010. This decline was mainly due to higher expenses and risk costs. Retail Asia’s result was EUR 15 million, up from EUR 2 million in the same period last year, on higher income from ING Vysya Bank, a higher result from TMB Bank in Thailand and a dividend from Kookmin Bank.
Commercial Banking excluding ING Real Estate posted an underlying profit before tax of EUR 568 million, a 30.0% increase from the second quarter last year but down 16.8% from the strong first quarter, reflecting lower income from Financial Markets due to reduced customer activity and less favourable market conditions. Results in the second quarter were supported by higher margins in General Lending and Structured Finance and a sharp decline in risk costs compared with the same period last year, although loan loss provisions increased from the first quarter. Expenses rose 4.7%, largely due to currency effects, but were down 5.0% compared with the first quarter. ING Real Estate’s loss narrowed to EUR 4 million from a loss of EUR 580 million in the second quarter last year as negative revaluations diminished to EUR 32 million. Impairments on development projects were EUR 84 million, down from EUR 151 million in the first quarter, but up from EUR 54 million in the second quarter last year.
The Corporate Line Banking reported an underlying profit before tax of EUR 105 million versus a loss of EUR 307 million in the second quarter last year due to a EUR 43 million positive fair value change on the Bank’s own Tier 2 debt, compared with a negative fair value change of EUR 168 million a year earlier, as well as an EUR 86 million capital gain on the sale of an equity stake.
Insurance
Operating results from ING’s Insurance operations increased slightly from the first quarter to EUR 419 million in the second, but were down from the second quarter last year, reflecting a lower technical margin and higher administrative expenses in the life business. The underlying result before tax was significantly affected by the sharp decline in equity markets in the second quarter, which adversely impacted the US legacy variable annuity business.
The operating result from Life Insurance and Investment Management fell to EUR 561 million from EUR 628 million in the second quarter of 2009, but increased slightly from the first quarter due to currency effects. The investment margin improved over the first quarter, supported by seasonally higher dividend income. But it was down 1.3% on a constant currency basis compared with the second quarter last year as investment spreads remained depressed.
The investment spread in the second quarter was 83 basis points of the life insurance general account compared with 84 basis points in the first quarter and 101 basis points in the second quarter of 2009. The life insurance general account portfolio grew to EUR 167 billion from EUR 153 billion at the end of the first quarter of 2010 and EUR 144 billion at the end of the second quarter of 2009. Currency effects contributed EUR 8 billion to the increase this quarter.
Fees and premium-based revenues grew 14.9%, or 6.1% excluding currency effects, to EUR 1,212 million. This was driven by higher premium-based revenues in Asia thanks to higher sales of corporate-owned life (COLI) products in Japan and endowment products in Hong Kong. Fees on assets under management increased, most notably at ING IM, as fund values increased.
The technical margin was EUR 177 million versus EUR 300 million in the second quarter of 2009. This decrease was largely due to lower mortality results in the US, lower surrender results in Central and Rest of Europe and a EUR 54 million one-off release of a morbidity provision in the Benelux in the second quarter of 2009. Compared with the first quarter of this year, the technical margin decreased slightly from EUR 182 million.
Life and ING IM administrative expenses rose 10.5%, or 4.0% excluding currency effects, reflecting higher compensation-related expenses and the roll-out of the wealth management strategy in Latin America. The ratio of Life and ING IM administrative expenses to operating income deteriorated from 41.6% in the second quarter of 2009 to 44.7%, against the overall Insurance target of 35% for 2013.
The Non-Life operating result of EUR 69 million was flat compared with the EUR 70 million in the second quarter of 2009, but it jumped 43.8% versus the first quarter of 2010 due to improved underwriting results in the Benelux and a higher result from ING’s stake in SulAmerica.
The EUR –212 million operating result for the Corporate Line Insurance was slightly better compared with the EUR -216 million in the second quarter of 2009. The improvement was mainly due to lower interest on hybrids.
Negative market impacts, particularly the decline of equity markets in the second quarter, continued to affect the underlying results of the Insurance operations. The total underlying result before tax for Insurance declined to EUR –115 million from EUR 242 million in the second quarter of 2009 and EUR 269 million in the first quarter of 2010. The loss was driven by EUR –521 million of DAC unlocking in the US, reflecting the 11.9% decline in the S&P 500 in the second quarter.
Gains/losses and impairments on investments worsened to EUR –143 million from EUR –34 million in the second quarter of 2009. Capital losses and impairments on debt securities in the US, the Benelux and Central and Rest of Europe were the primary drivers, with EUR 82 million of losses taken in the Benelux and Central and Rest of Europe on the sale of EUR 0.6 billion notional in Southern European bonds.

Revaluations improved to EUR 269 million from EUR -305 million in the second quarter of 2009. This year’s quarter benefited from EUR 88 million of positive revaluations on private equity and alternative assets as well as EUR 194 million of marked-to-market adjustments, mainly related to CMOs and interest rate hedges in the US and the Netherlands.
Insurance Benelux posted an operating result of EUR 210 million, a decline from EUR 281 million in the second quarter last year, due to changes in technical reserves in both periods. Compared with the first quarter, the operating result increased 39.1% driven by seasonally higher dividend income in the investment margin and lower operating expenses.
Insurance Central and Rest of Europe posted an operating result of EUR 75 million, down from EUR 84 million in the second quarter of last year and equal to the first quarter. This decrease was mainly driven by a lower investment margin as interest rates declined and a lower technical margin due to fewer surrenders.
Operating profit from Insurance US declined to EUR 121 million from EUR 173 million a year earlier, primarily due to a decline in the technical margin due to adverse mortality results in Individual Life as well as higher administrative expenses.
Insurance Latin America’s operating result improved to EUR 72 million from EUR 48 million in the second quarter of last year. This was supported by higher fee income from pension funds and an improvement in the investment margin.
Operating profit from Insurance Asia/Pacific increased to EUR 120 million from EUR 75 million in the second quarter last year, driven by higher fees and premium-based revenues and an improvement in the investment margin.
ING Investment Management’s operating profit slipped to EUR 33 million from EUR 38 million in the second quarter last year. An increase in fees on assets under management was more than offset by higher operating expenses due to compensation-related expenses and investments to support the growth of the business.
Excluding the closed books and currency effects, new sales (APE) from the on-going businesses grew 22.2%, driven by growth in Asia/ Pacific, the US, and Latin America. In Asia/Pacific, new sales advanced 36.9% (excluding closed blocks and currency effects) thanks to continued strong COLI sales in Japan and the introduction of new products in Hong Kong. In the US, new sales rose 29.5% (excluding the closed block and currency effects), driven by higher sales of stable value retirement plans and individual retirement accounts, whereas sales of fixed annuities and term life fell. In Latin America, sales grew 31.7% excluding currency effects, driven by increased pension sales in Mexico, the inclusion of tax-favoured voluntary pension sales in Colombia and mutual fund sales in Chile, which were not included in the sales figures prior to 2010. In the Benelux, sales declined 4.4% due to competitive pressure in the Netherlands and lower sales of the Optima product in Belgium. New sales in Central and Rest of Europe fell 17.5% excluding currency effects, as a consequence of the difficult economic circumstances.
Net profit
Net profit for ING Group was EUR 1,090 million, up from EUR 71 million in the second quarter of 2009. Net results in the second quarter this year included EUR -106 million in special items related to various restructuring programmes as well as EUR -6 million in results from divested units.
NET RESULT
The underlying effective tax rate decreased to 18.4% from 33.0% in the first quarter, mainly caused by the high tax benefit for the pre-tax loss in Insurance.
Return on equity
The underlying net return on equity for the Group improved to 11.7% for the first half from 11.3% in the first quarter and -0.2% in the first half of last year. The underlying return on equity for the Bank increased to 13.0%, or 16.8% based on a 7.5% core Tier 1 ratio. The underlying return on equity for Insurance was 2.0% in the first half of 2010, up from -9.3% a year earlier.
RETURN ON EQUITY (year-to-date)
BALANCE SHEET
ING Group’s balance sheet increased by EUR 36 billion in the second quarter to EUR 1,273 billion at the end of the June 2010, due almost entirely to foreign exchange movements. Shareholders’ equity increased EUR 3.4 billion to EUR 41.6 billion (or EUR 11.02 per share) driven by EUR 2.4 billion in currency effects and EUR 1.1 billion net result.
At the Banking business, loans and advances to customers increased to EUR 586 billion, up EUR 23 billion compared with the end of March 2010, of which EUR 12 billion was due to currency effects. Excluding currency changes, residential mortgages increased by EUR 7 billion, mainly at ING Direct and Retail Benelux. Lending to (mid)-corporates, SMEs and other also increased by EUR 2 billion, while securities at amortised costs and the IABF decreased by EUR 3 billion.
Investments on the Bank balance sheet decreased to EUR 112 billion, down EUR 2 billion despite EUR 2 billion of positive currency effects, driven by the ongoing shift from investments to loans and receivables in the Bank’s asset mix. Net redemptions and disposals amounted to EUR 4 billion, mainly at ING Direct.
On the interbank markets, ING Bank remained a net receiver of deposits. Amounts due from banks amounted to EUR 56 billion, down EUR 6 billion in the second quarter (despite a EUR 1 billion increase due to currency effects), mainly driven by EUR 5 billion lower unsettled balances from securities transactions. Amounts due to banks amounted to EUR 86 billion, a decline of EUR 11 billion, as EUR 7 billion lower unsettled balances from securities transactions and a EUR 6 billion decrease in bank deposits taken were partly compensated by currency impacts.
Financial assets at fair value through P&L were up EUR 9 billion of which EUR 4 billion from currency effects. The remaining increase was mainly attributable to EUR 14 billion higher trading and non-trading derivatives due to higher derivatives values following interest rate changes. This was in part offset by EUR 8 billion of lower securities borrowing and other money market activities. These developments are largely mirrored in the financial liabilities at fair value through P&L.
Customer deposits and other funds on deposits of the Banking operations increased by EUR 26 billion to EUR 523 billion, of which EUR 9 billion was due to currency exchange differences. Excluding currency effects, individual savings increased by EUR 3 billion and current account balances increased by EUR 7 billion, mainly in the Benelux. Corporate deposits grew by EUR 3 billion.
At the Insurance business, Investments available for sale grew by EUR 11 billion to EUR 124 billion. Of the increase, EUR 6 billion was due to currency effects, EUR 2 billion was due to positive revaluations and EUR 3 billion additions across all business lines. Investments for risk policyholders increased by EUR 2 billion due to positive FX changes of 9 billion, and negative revaluations due to lower market values of EUR 7 billion. On the liability side, insurance and investment contracts increased to EUR 272 billion, up EUR 13 billion, of which EUR 17 billion was due to currency effects, EUR 3 billion was due to an increase in life insurance provisions, offset by a decrease in provisions for risk of policyholders of EUR 7 billion due to lower market values.
CAPITAL MANAGEMENT
ING’s capital position further strengthened in the second quarter, supported by strong organic capital generation and currency effects. The core Tier 1 ratio of ING Bank increased from 8.4% to 8.6%, well above the 7.5% target as available core Tier 1 capital increased by EUR 1.8 billion. Risk-weighted assets increased 3.4% to EUR 343.9 billion due almost entirely to currency effects, however FX has a very limited impact on ING Bank’s core Tier 1 ratio due to ING’s hedging policy.
The Insurance Groups Directive (IGD) ratio for Insurance improved from 261% at the end of the first quarter to 267% at the end of the second. This was mainly due to currency effects. ING Group’s debt/ equity ratio decreased from 11.8% to 11.3%, driven by a strong increase in the adjusted equity of ING Group. The Financial Conglomerates Directive (FiCo) ratio for ING Group increased to 167% at the end of the second quarter from 162% at the end of the first quarter.
It is ING’s policy to pay dividends in relation to the long-term underlying development of cash earnings. Given the uncertain financial environment, ING has decided not to pay an interim dividend on ordinary shares over the first half of 2010.

APPENDIX 1 ING GROUP: CONSOLIDATED PROFIT AND LOSS ACCOUNT
ING Group: Consolidated profit and loss account

	Total Group[1]		Total Banking		Total Insurance
in EUR million	2Q2010	2Q2009	2Q2010	2Q2009	2Q2010	2Q2009

Gross premium income	6,796	7,192			6,796	7,192
Interest result Banking operations	3,218	3,126	3,247	3,165
Commission income	1,124	1,061	658	629	466	432
Total investment & other income	4,120	-1,384	480	-894	3,672	-447

Total underlying income	15,257	9,995	4,384	2,900	10,934	7,177

Underwriting expenditure	9,817	5,725			9,817	5,725
Staff expenses	1,864	1,736	1,322	1,259	542	477
Other expenses	1,332	1,401	879	944	453	457
Intangibles amortisation and impairments	106	66	106	66

Operating expenses	3,302	3,203	2,307	2,269	995	934
Interest expenses Insurance operations	159	177			220	259
Addition to loan loss provision	465	817	465	817
Other	17	17			17	17

Total underlying expenditure	13,759	9,939	2,772	3,086	11,048	6,935

Underlying result before tax	1,498	56	1,613	-186	-115	242

Taxation	276	-72	427	-85	-151	13
Minority interests	19	-83	17	-86	2	3

Underlying net result	1,202	212	1,169	-15	33	227

Net gains/losses on divestments		8				8
Net result from divested units	-6	12		-12	-6	24
Special items after tax	-106	-161	-62	-93	-44	-68

Net result	1,090	71	1,106	-120	-16	191

1	Including intercompany eliminations

APPENDIX 2 ING GROUP: CONSOLIDATED BALANCE SHEET
ING Group: Consolidated balance sheet

	ING Group		ING Bank NV		ING Verzekeringen NV		Holdings/eliminations
in EUR million	30 June 2010	31 March 2010	30 June 2010	31 March 2010	30 June 2010	31 March 2010	30 June 2010	31 March 2010

Cash and balances with central banks	13,365	17,957	9,963	14,421	9,464	9,956	-6,062	-6,420
Amounts due from banks	56,109	61,624	56,109	61,624
Financial assets at fair value through P&L	274,374	262,536	150,125	141,391	125,918	121,833	-1,669	-688
Investments	237,113	227,497	112,197	113,754	124,916	113,743
Loans and advances to customers	612,753	590,316	585,824	563,055	34,134	29,925	-7,205	-2,664
Reinsurance contracts	6,394	5,937			6,394	5,937
Investments in associates	3,829	3,865	1,480	1,496	2,537	2,549	-188	-180
Real estate investments	3,709	3,683	2,368	2,343	1,069	1,065	272	275
Property and equipment	6,160	6,099	5,614	5,544	547	555
Intangible assets	6,295	6,186	2,440	2,401	4,105	4,026	-250	-241
Deferred acquisition costs	11,944	12,110			11,944	12,110
Assets held for sale	313	307		9	313	298
Other assets	40,238	38,101	29,178	26,735	10,701	10,756	359	610

Total assets	1,272,595	1,236,218	955,297	932,772	332,042	312,754	-14,744	-9,307

Shareholders’ equity	41,623	38,235	33,400	32,139	20,636	18,416	-12,413	-12,320
Minority interests	1,011	997	1,122	1,095	87	81	-198	-179
Non-voting equity securities	5,000	5,000					5,000	5,000

Total equity	47,634	44,232	34,522	33,234	20,723	18,497	-7,611	-7,500

Subordinated loans	11,333	10,535	22,584	22,796	6,151	5,906	-17,402	-18,167
Debt securities in issue	124,020	129,628	113,406	119,150	3,988	3,888	6,626	6,591
Other borrowed funds	27,050	25,173			11,498	7,825	15,552	17,348
Insurance and investment contracts	271,592	258,825			271,592	258,825
Amounts due to banks	85,542	96,564	85,542	96,564
Customer deposits and other funds on deposits	511,263	488,076	522,655	496,560			-11,392	-8,484
Financial liabilities at fair value through P&L	152,919	142,811	150,877	139,212	3,848	4,258	-1,806	-659
Liabilities held for sale	253	227		2	253	225
Other liabilities	40,990	40,147	25,710	25,253	13,990	13,330	1,290	1,564

Total liabilities	1,224,961	1,191,986	920,774	899,537	311,319	294,257	-7,132	-1,808

Total equity and liabilities	1,272,595	1,236,218	955,297	932,772	332,042	312,754	-14,744	-9,307

APPENDIX 3 RETAIL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT
Retail Banking: Consolidated profit and loss account

			Retail Banking Benelux				Retail Direct & International
	Total Retail Banking		Netherlands		Belgium		ING Direct		Central Europe		Asia
in EUR million	2Q2010	2Q2009	2Q2010	2Q2009	2Q2010	2Q2009	2Q2010	2Q2009	2Q2010	2Q2009	2Q2010	2Q2009

Interest result	2,498	2,208	937	769	392	428	948	813	177	172	44	27
Commission income	343	336	123	123	93	98	41	44	73	64	13	8
Investment income	-45	-340	3	0	-2	7	-53	-351	1	3	5	1
Other income	15	-27	-5	36	30	21	-6	-80	-7	-13	2	10

Total underlying income	2,810	2,177	1,058	928	513	554	931	425	244	225	65	45

Staff and other expenses	1,570	1,572	569	619	329	323	434	428	196	167	43	35
Intangibles amortisation and impairments	13	3	10	-1	0	0	3	3	0	0	0	0

Operating expenses	1,583	1,574	579	618	329	323	436	431	196	167	43	35

Gross result	1,228	602	480	310	184	230	494	-5	48	57	22	10

Addition to loan loss provision	283	339	124	108	44	41	88	170	20	11	7	9

Underlying result before tax	944	264	356	201	140	189	406	-175	27	46	15	2

Client balances (in EUR billion)
Residential Mortgages	302.7	272.3	134.8	130.6	24.2	22.1	139.7	116.6	3.3	2.5	0.6	0.5
Other Lending	87.0	87.5	43.8	44.2	26.9	27.2	3.4	3.0	10.1	8.1	2.9	4.9
Funds Entrusted	436.2	401.6	108.4	106.7	69.0	69.3	237.5	203.1	18.0	16.2	3.4	6.3
AUM/Mutual Funds	54.5	62.8	16.1	14.0	26.0	32.7	10.2	7.4	1.8	0.9	0.4	7.9

Profitability and efficiency [1]
Cost/income ratio	56.3%	72.3%	54.7%	66.6%	64.1%	58.4%	46.9%	101.2%	80.5%	74.4%	65.7%	76.8%
Return on Equity [2]	20.4%	8.0%	26.8%	16.4%	32.6%	38.8%	18.7%	-6.8%	5.2%	10.8%	7.9%	0.1%

Risk[1]
Risk costs in bp of average RWA	63	84	95	88	92	85	45	101	37	25	32	43
Risk-weighted assets (end of period)	183,281	167,619	52,837	51,356	19,781	18,347	79,253	70,385	22,304	19,515	9,107	8,016

[1]	Key figures based on underlying figures

[2]	Underlying after-tax return divided by average equity based on 7.5% core Tier 1 ratio (annualised)

APPENDIX 4 COMMERCIAL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT
Commercial Banking: Consolidated profit and loss account

	Total Commercial		GL &		Structured		Leasing &		Financial		Other		Total Commercial
	Banking		PCM		Finance		Factoring		Markets		products		Banking excl. RE		ING Real Estate
in EUR million	2Q2010	2Q2009	2Q2010	2Q2009	2Q2010	2Q2009	2Q2010	2Q2009	2Q2010	2Q2009	2Q2010	2Q2009	2Q2010	2Q2009	2Q2010	2Q2009

Interest result	819	1,020	231	224	277	234	48	41	177	435	-10	-3	723	932	96	88
Commission income	317	294	52	101	94	71	8	7	15	-31	57	67	225	215	92	79
Investment income	17	-270	-4	3	1	-1	0	0	12	-16	-1	-3	7	-16	10	-254
Other income	304	-49	6	20	-31	-28	58	53	240	146	21	15	294	205	10	-254

Total underlying income	1,457	994	284	348	340	277	114	102	445	534	66	75	1,250	1,335	207	-341

Staff and other expenses	626	603	134	129	84	79	55	49	181	169	61	65	514	490	113	113
Intangibles amortisation and impairments	85	55	0	0	0	0	0	0	0	0	0	0	0	0	85	55

Operating expenses	712	659	134	129	84	79	55	49	181	169	61	65	514	491	197	168

Gross result	745	336	151	219	256	198	59	52	264	365	5	10	735	845	10	-509

Addition to loan loss provision	181	478	77	150	71	214	20	40	0	3	-2	0	167	408	14	70

Underlying result before tax	564	-143	74	69	185	-16	38	13	264	362	7	10	568	437	-4	-580

Client balances (in EUR billion)
Residential Mortgages
Other Lending	140.9	143.9	36.8	43.6	49.5	45.1	16.7	16.9	2.9	2.3	0.1	0.2	106.0	108.1	34.9	35.8
Funds Entrusted	62.0	55.0	33.1	30.2	3.9	3.0	0.0	0.1	24.3	21.1	0.7	0.7	62.0	55.0
AUM/Mutual Funds	71.1	64.7													71.1	64.7

Profitability and efficiency[1]
Underlying cost/income ratio	48.9%	66.3%	46.9%	37.1%	24.7%	28.4%	48.4%	48.4%	40.6%	31.6%	92.3%	86.2%	41.2%	36.7%	95.2%	n.a.
Return on Equity[2]	14.7%	-3.5%	6.2%	2.6%	19.0%	-0.1%	16.1%	4.1%	30.1%	39.3%	1.1%	54.8%	17.0%	12.7%	-1.8%	-127.9%

Risk[1]
Risk costs in bp of average RWA	47	109	70	105	68	196	98	153	0	3	-14	2	49	105	30	139
Risk-weighted assets (end of period)	155,698	172,325	44,509	57,373	42,309	42,762	8,490	10,402	37,600	37,402	4,892	4,225	137,799	152,164	17,899	20,161

[1]	Key figures based on underlying figures

[2]	Underlying after-tax return divided by average equity based on 7.5% core Tier 1 ratio (annualised)

APPENDIX 5 INSURANCE: MARGIN ANALYSIS AND KEY FIGURES
Insurance: Margin analysis and Key figures

					Insurance Central				Insurance		Insurance
	Total Insurance		Insurance Benelux		& Rest of Europe		Insurance US		Latin America		Asia/Pacific[1]		ING IM		Corporate Line
In EUR million	2Q2010	2Q2009	2Q2010	2Q2009	2Q2010	2Q2009	2Q2010	2Q2009	2Q2010	2Q2009	2Q2010	2Q2009	2Q2010	2Q2009	2Q2010	2Q2009

Investment margin	367	356	141	152	18	20	173	161	23	15	12	2	1	6	9	0
Fees and premium-based revenues	1,212	1,055	140	141	131	130	286	280	97	75	335	253	222	176	-0	0
Technical margin	177	300	46	126	31	46	52	79	8	3	41	45	—	—	—	—
Income non-modelled life business	30	25	8	8	4	3	-0	0	0	-5	18	19	-0	0	-208	-177

Life & ING IM operating income	1,787	1,737	334	428	184	200	512	521	128	88	406	319	223	181	-200	-177

Administrative expenses	798	722	121	148	61	58	258	227	56	44	112	102	189	143	23	18
DAC amortisation and trail commissions	428	387	50	53	50	57	132	121	20	12	175	143	1	1	-10	29

Life & ING IM expenses	1,226	1,109	172	201	111	115	391	348	75	56	287	245	190	143	13	48

Life & ING IM operating result	561	628	163	227	74	84	121	173	53	32	118	74	33	38	-212	-224

Non-life operating result	70	70	48	54	1	-0	—	—	19	15	1	1	—	—	1	8
Corporate Line operating result	-212	-216

Operating result	419	482	210	281	75	84	121	173	72	48	120	75	33	38	-212	-216

Gains/losses and impairments	-143	-34	-59	-26	-19	-6	-84	-13	0	-1	13	17	5	1	-0	-6
Revaluations	269	-305	7	-293	—	—	286	92	0	22	-4	-2	3	-29	-23	-96
Market & other impacts	-660	100	110	82	—	—	-795	-68	—	—	-12	6	—	—	37	80

Underlying result before tax	-115	242	268	44	56	78	-472	183	73	69	117	96	41	10	-198	-238

Life Insurance — New business figures
Single premiums	4,748	2,964	727	487	164	134	3,229	1,715	522	281	106	346	—	—	—	—
Annual premiums	773	716	58	88	68	84	221	265	106	76	320	203	—	—	—	—
New sales (APE)	1,248	1,013	131	137	85	98	544	437	158	104	330	237	—	—	—	—

Key figures
Gross premium income	6,796	7,192	1,600	1,680	522	486	3,020	3,342	37	52	1,609	1,625	—	—	8	7
Adm. expenses / operating income (Life & ING IM)	44.7%	41.6%	36.2%	34.6%	33.2%	29.0%	50.4%	43.6%	43.8%	50.0%	27.6%	32.0%	84.8%	79.0%	-11.5%	-10.2%
Life general account assets (end of period, in EUR billion)	167	144	60	54	8	7	73	61	3	5	22	16	1	0	—	—
Investment margin / Life general account asset (in bps)[2]	83	101	69	90	95	130	103	130	260	125	17	2	241	130
Provision for life insurance & investm. contracts for risk policyholder (end of period)	116,983	100,469	22,824	17,950	3,420	2,812	68,701	54,742	112	76	21,925	24,889	—	—	—	—
Net production client balances (in EUR billion)	-3.8	-2.6	-0.3	0.1	0.4	0.4	-1.4	-1.0	0.4	0.3	0.5	0.7	-3.4	-3.2	—	—
Client balances (end of period, in EUR billion)	435.6	391.4	69.9	66.0	25.5	21.0	134.4	113.5	44.1	33.3	42.7	47.6	119.0	109.9	—	—
Administrative expenses (total)	918	843	215	246	62	60	258	227	56	44	113	102	189	143	25	21

1	2Q2009 client balances, net production and provisions shown in the table include Australia and New Zealand

2	Four-quarters rolling average

ENQUIRIES

Investor enquiries	Press enquiries
T: +31 20 541 5460	T: +31 20 541 5433
E: investor.relations@ing.com	E: mediarelations@ing.com
Conference call, press conference and webcast
Jan Hommen, Patrick Flynn and Koos Timmermans will discuss the results in an analyst and investor conference call on 11 August 2010 at 9:00 CET. Members of the investment community can join the conference call at +31 20 794 8500 (NL), +44 207 190 1537 (UK) or +1 480 629 9771 (US) and via live audio webcast at www.ing.com.
A press conference will be held on 11 August 2010 at 11:30 CET. Journalists are invited to join the conference at ING House, Amstelveenseweg 500, Amsterdam. Journalists can also join in listen-only mode at +31 20 794 8500 (NL) or +44 20 7190 1537 (UK) and via live audio webcast at www.ing.com.
Additional information is available in the following documents published at www.ing.com:
•	ING Group Quarterly Report

•	ING Group Statistical Supplement

•	ING Group Historical Trend Data

•	Analyst Presentation

•	ING Group Condensed consolidated interim financial information for the period ended 30 June 2010

•	ING Bank Condensed consolidated interim financial information for the period ended 30 June 2010

•	ING Insurance Condensed consolidated interim financial information for the period ended 30 June 2010
DISCLAIMER
ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).
In preparing the financial information in this document, the same accounting principles are applied as in the 2009 ING Group Annual Accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.
Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) the implementation of ING’s restructuring plan to separate banking and insurance operations, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (5) the frequency and severity of insured loss events, (6) changes affecting mortality and morbidity levels and trends, (7) changes affecting persistency levels, (8) changes affecting interest rate levels, (9) changes affecting currency exchange rates, (10) changes in general competitive factors, (11) changes in laws and regulations, (12) changes in the policies of governments and/or regulatory authorities, (13) conclusions with regard to purchase accounting assumptions and methodologies, (14) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, and (15) ING’s ability to achieve projected operational synergies. ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: August 11, 2010